UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

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                           INCORPORATION BY REFERENCE

     The registrant's report on this Form 6-K is incorporated by reference into the registrant's Registration Statements on (i) Form F-3 (File No. 333- 12956); and (ii) Forms S-8 (File Nos. 33-8910; 33-9212; 333-12944; 333-91900 and 333-
99083).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ GERARD DE LA MARTINIERE
                                             ---------------------------------
                                             Name: Gerard de La Martiniere
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: December 27, 2002

                                  EXHIBIT INDEX



EXHIBITS                                DESCRIPTION
--------                                ---------------------------------------

    1 Press Release issued on December 18, 2002 by AXA, announcing that AXA Konzern AG (Germany) is in discussions to sell its Austrian businesses.

    2 Press Release issued on December 20, 2002 by AXA, announcing the results of its 2002 Shareplan Programme.

                                                                       EXHIBIT 1

                                   [AXA LOGO]



                                 PRESS RELEASE


                                                           December 18th,  2002

--------------------------------------------------------------------------------
                   AXA KONZERN AG (GERMANY) IS IN DISCUSSIONS

                          TO SELL ITS AUSTRIAN BUSINESS
--------------------------------------------------------------------------------

Paris - AXA Konzern AG (Germany) is in discussions to sell its business in Austria to a group of shareholders of UNIQA Versicherungen AG, Vienna. The companies incorporated under the holding company AXA Konzern AG (Austria), are AXA Versicherung AG, AXA Biztosito Rt, Budapest/Hungary, and AXA Liechtenstein.

This transaction is expected to be signed by both parties before year end, but will still be subject to approvals by the Supervisory Boards of AXA Konzern AG (Germany), regulators and relevant antitrust authorities in Austria and Hungary. All parties have agreed, for the time being, not to communicate on the consideration of this transaction.

The offer made to the AXA Group was considered attractive for both parties, and it fits with the Group objective to focus on businesses and countries where it can achieve superior return and attractive growth. It is also a good opportunity for the Austrian management and teams to partner up with the industry leader in Austria (UNIQA is number one in life insurance and number four in non-life insurance).

AXA Konzern AG (Austria) is 100% owned by AXA Konzern AG (Germany), through AXA Versicherung AG (89.95% %) and AXA Lebensversicherung AG (10.05 %). The companies incorporated under the flagship of AXA Konzern AG (Austria) have 1,000 employees and approximately Euro 360 million of gross written premiums (French
GAAP), representing for Austria a market share of approximately 2% (combined for Life and Savings and Property and Casualty).Total 2001 adjusted earnings represented Euro 2 million (French GAAP).



                                       * *
                                        *

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 906 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of September 30, 2002 were Euro 57 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

        This press release is also available on AXA Group web site: www.axa.com



AXA INVESTOR RELATIONS:
-----------------------

Matthieu Andre :        +33.1.40.75.46.85
Marie-Flore Bachelier : +33.1.40.75.49.45
Caroline Portel :      (1) 212.314.6182


AXA MEDIA RELATIONS:
--------------------

Christophe Dufraux :    +33.1.40.75.46.74
Barbara Wilkoc :   (1).212.314.3740
Clara Rodrigo : + 33.1.40.75.47.22


IMPORTANT LEGAL INFORMATION
Certain statements in this press release that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties catastrophic events which are uncertain in nature and policy renewal rates relating to AXA's property casualty business, market risks related to fluctuations in interest rates, equity market prices and foreign currency exchange rates, the use of derivatives and AXA's ability to hedge such exposures effectively and counterparty credit risk, AXA's ability to develop, distribute and administer competitive products and services in a cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses, AXA's visibility in the market place and the financial and claims paying ratings of its insurance subsidiaries, AXA's access to adequate financing to support its future business, the effect of changes in regulation and laws affecting AXA's businesses including changes in tax laws affecting insurance and annuity products as well as operating income and changes in accounting and reporting practices, the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation, adverse political developments around the world and the effect of future acquisitions. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events circumstances or otherwise.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

                                                                       EXHIBIT 2

                                   [AXA logo]


                                  PRESS RELEASE

                                                           December 20, 2002


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                 AXA ANNOUNCES THE RESULTS OF ITS 2002 SHAREPLAN
                       PROGRAMME (EMPLOYEE SHARE OFFERING)

--------------------------------------------------------------------------------

Paris - On September 6, Axa announced the launch of its 2002 international Shareplan, a capital increase reserved for employees, for which the subscription period took place between October 28 and November 12, 2002 (and from October 24 to November 8 in France). In most countries where it was applicable, two investment options were proposed : a traditional plan and an investment leveraged plan.

This share offering was successful, despite difficult market conditions, demonstrating the confidence of staff in the future of the Group. More than 18,000 employees, in 28 countries, representing approximately 21% of eligible employees, participated in the share offering.

The capital raised through this programme was approximately Euro 242 million, with a total of 26.5 million new shares, issued at a price of Euro 9.04 (Euro
11.29 for the leveraged plan in Germany) with full rights from January 1, 2002. This offering brings the total number of shares in issue to 1,762 million as at December 20, 2002.

Employee shareholders now represent approximately 4% of the outstanding share capital of AXA as compared to 2.3% as of December 31, 2001.


ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific region. For the first six months of 2002, AXA reported $36 billion in gross revenues and $792 billion in assets under management. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------


AXA INVESTOR RELATIONS:                    AXA MEDIA RELATIONS:
----------------------                     -------------------

Matthieu ANDRE:         331 4075 4685      Christophe DUFRAUX:     331 4075 4674
Caroline PORTEL:        212 314 6182       Barbara WILKOC:         212 314 3740
Marie-Flore BACHELIER:  331 4075 4945      Clara RODRIGO:          331 4075 4722

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.